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                                   exhibit 10d

                  AMENDMENT TO 1988 NON-QUALIFIED STOCK OPTION PLAN
                     FOR OFFICERS, KEY EMPLOYEES AND DIRECTORS
                           OF TWIN DISC, INCORPORATED

     The following is the text to Paragraph 2 of the 1988 Non-Qualified Stock Option Plan for Officers, Key Employees and Directors of Twin Disc, Incorporated. The proposed change is in italics.

     2. STOCK. The total number of shares of common stock to be subject to options upon the exercise of options granted under this Plan will not exceed 125,000 shares of the Company's common stock, subject to adjustment as provided in Paragraph 8(a) hereof. Such shares may be authorized and unissued shares of common stock, or issued shares of common stock which have been reacquired by the Company, or a combination thereof. Shares subject to an option under this Plan which is not exercised in full, or shares as to which the right to purchase is forfeited through default or otherwise, shall remain available for other options under this Plan.

     The following is the text of Paragraph 4(e) of the 1988 Non-Qualified Stock Option Plan for Officers, Key Employees and Directors of Twin Disc, Incorporated.

     4. ADMINISTRATION. Each Director of the Company may be granted options each year to purchase shares of the Company's common stock based upon the number of years which each Director has served the Company as Director. Each Director who has served as Director for one year or more is entitled to an annual base award of options for three hundred (300) shares. In addition, after the first year of service, each Director is entitled to an additional award of options for one hundred (100) shares for each year of service, up to a maximum total award of options for one thousand (1,000) shares. After the first year of service as a Director, each Director is entitled to automatic award of base and additional options based upon years of service as follows: 0 to 1 year, no award; 1 to 2 years, 400 options; 2 to 3 years, 500 options; 3 to 4 years, 600 options; 4 to 5 years, 700 options; 5 to 6 years, 800 options; 6 to 7 years, 900 options; 7 or more years, 1,000 options. Each option shall bear an exercise price equal to the fair market value of the Company's common stock on the date of grant of such option. Other than to comply with changes in the Internal Revenue Code, the Employee Retirement Income Security Act or any other applicable law or rules promulgated thereunder, this Paragraph 4(e) may not be modified or amended more than once every six (6) months. Except as specified in this Paragraph 4(e), all other terms and conditions under the Plan shall apply to options granted to Directors pursuant to this paragraph.